Exhibit 99.2

Management’s Discussion and Analysis for the Second quarter of 2013

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

The following management’s discussion and analysis ("MD&A"), which is dated as of August 13, 2013, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and six-month periods ended June 30, 2013 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six-month periods ended June 30, 2013 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2012. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, changes in world gold markets, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

content

Forward-Looking Statements	2

Core Business	4

Twangiza Mine	6

Namoya Mine Development	8

Exploration	9

Results of Operations	10

Summary of Quarterly Results	13

Liquidity and Capital Resources	14

Contractual Obligations	16

Related Party Transactions	16

Critical Accounting Estimates	17

Accounting Standards Issued but Not Yet Effective	20

Financial Instruments	21

Risks and Uncertainties	21

Outstanding Share Data	23

Disclosure Controls and Procedures	24

Internal Control Over Financial Reporting	24

Non-IFRS Measures	25

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Core Business

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives also include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

In light of the recent sharp decline in gold prices during the second quarter of 2013, management intends to accelerate its continuous improvement initiatives, waste spending reduction programs, and cost containment processes in order to prevent further erosion of profit margins, which is being experienced throughout the industry.

Q2 2013 SUMMARY

(i)Financial

The table below provides the summary of financial and operating results for the three and six-months ended June 30, 2013 and 2012 as well as the first quarter of 2013:

	H1 2013[1]	H1 2012[1]	Q2 2013	Q2 2012	Q1 2013
Selected Financial Data
Revenues	57,653	-	24,484	-	33,169
Total mine operating expenses[2]	(44,166)	-	(21,951)	-	(22,215)
Gross earnings from mining operations	13,487	-	2,533	-	10,954
Net income (loss)	3,215	(7,641)	(3,054)	(4,171)	6,269
Basic net earnings/loss per share ($/share)	0.01	(0.04)	(0.01)	(0.02)	0.03
Key Operating Statistics
Average gold price received ($ per oz)	1,489	-	1,342	-	1,621
Gold sales (oz)	38,708	-	18,252	-	20,456
Gold production (oz)	38,949	-	19,347	-	19,602
All-in cash cost per ounce ($/oz)[3]	1,113	-	1,086	-	1,141
Cash cost per ounce ($/oz)[3]	815	-	789	-	840
Gold margin ($/oz)[3]	675	-	553	-	816
Financial Position
Cash and cash equivalents	43,182	106,135	43,182	106,135	17,293
Gold bullion inventory at market value[4]	4,521	-	4,521	-	3,240
Total assets	757,692	597,300	757,692	597,300	669,424
Long term debt	156,642	152,687	156,642	152,687	155,664

(1)	For the six-month periods ended June 30, 2013 and 2012

(2)	Includes depletion and depreciation

(3)	All-in cash cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to non-IFRS measures section of this MD&A for additional information.

All-in cash cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods

(4)	This represents 3,793 ounces of gold bullion inventory, with a cost of $2,567, shown at the June 30, 2013 closing market price of $1,192 per ounce of gold.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

•	Revenues during the three-month period were $24,484 compared with revenue of $33,169 for the first quarter of 2013, which was the second full quarter of commercial production at Twangiza.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended June 30, 2013 were $21,951 compared to $22,215 for the first quarter of 2013. Production costs for the second quarter of 2013 were $15,265 compared to $16,475 in the first quarter of 2013. There are no comparative figures in the prior year for the first two quarters since the Company’s Twangiza Gold Mine entered commercial production in September 2012.

•	Earnings from mine operations for the second quarter of 2013 were $2,533 (compared to $10,954 for the first quarter of 2013).

(ii) Operational

•	The Twangiza Gold Mine recorded no serious injuries up to the end of the second quarter of 2013.

•	In the second quarter of 2013, 235,730 tonnes of ore were processed at Twangiza at a head grade of 2.91 g/t Au and a recovery rate of 83.4% to produce 19,347 ounces of gold. Ore throughput was 34% less than anticipated due to the unavailability of major items of equipment resulting from mechanical and electrical failures as well as from work stoppages due to the installation of the new crushers; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs.

•	During the second quarter, 18,252 ounces of gold were sold at an average gold price of $1,342 per ounce (compared to an average price of $1,621 per ounce obtained during Q1 2013) for total revenues of $24,484 (compared to total revenues of $33,169 during Q1 2013).

•	The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. This is expected to increase recoveries from the current average of 83% up to approximately 90% and increase gold production accordingly. The expansion project is on schedule for completion within the fourth quarter of 2013.

(iii) Construction & Development

•	During the second quarter of 2013, the Company spent a further $44,781 in cash, including $3,164 of additional capital assets, for the construction and development of its Namoya gold mine.

•	Management continued the optimization of Namoya construction efforts to ensure cost containment and greater efficiencies in order to meet internal project deadlines.

•	Regarding construction activities, and 100% of earth moving equipment has been purchased, 100% of accommodation materials and 60% of process plant equipment and goods have been delivered to site. 100% of process plant site earthworks have been completed with final grading and compaction of leach pad on-going, 100% of excavation of the heap leach ponds completed and 25% of excavation work completed at the tailings management facility (“TMF”) with full completion scheduled for the fourth quarter of 2013. The target for first production at Namoya remains Q4 2013.

•	As a result of scope changes as well as certain delays in the development schedule, 2013 gold production from the Namoya Mine is expected to be in the range of 7,000 to 10,000 ounces and the total Namoya project development capital forecast has increased from $208 million to $224.3 million. This increase comprises an $8.2 million increase in transportation costs, $3.5 million of additional mining fleet purchased to effect future cost savings, $3.6 million in scope changes to the project, and $1 million for contingencies. An amount of $18.7 million of pre-commercial production expenses that were originally forecast to be fully offset by revenue expected from production of 16,000 to 22,000 ounces at the Namoya Mine is now expected to be only partially offset by production revenue that is expected from the revised forecast of 7,000 to 10,000 ounces.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

(iv) Exploration

•	Exploration activities were focused on grass root target generation and delineation of new mineral prospects. The program consisted of gridding, surface geological mapping, soil and stream sediments sampling, rock chip sampling, trenching/channel sampling and auger drilling. Planned exploration expenditures for the remainder of the year have been reduced further to focus on core activities.

(v) Financing Matters

•	The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively. The Rawbank facility is repayable in six equal monthly installments, renegotiated to start in January 2014 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014.

•	In April 2013 the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

•	There is approximately $20,000 in additional borrowing room available within the limits of the Company’s Note Indenture.

Twangiza Mine

During the second quarter of 2013, gold output from the plant remained consistent with the first quarter of 2013. With the installation of new ore processing equipment (mineral sizer, secondary and tertiary crushers) during the latter part of the second quarter, greater throughput is expected moving forward.

TWANGIZA MINE	Q2 2013	Q1 2013

Gold sales (oz)	18,252	20,456
Gold produced (oz)	19,347	19,602
Material mined (t)	1,070,462	973,904
Ore mined (t)[1]	405,283	492,529
Waste mined (t)	665,179	481,375
Strip ratio (t:t)[2]	1.64	0.98
Ore milled (t)[1]	235,730	239,100
Head grade (g/t)[3]	2.91	3.04
Recovery (%)	83.4	84.5
Cash cost per ounce ($US/oz)[4]	789	840

(1)	The difference between ore mined and ore milled results from stockpiling of lower grade or marginal material.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

(4)	Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of this MD&A for additional information.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Cost per tonne ore milled	H1 2013[1]	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)
Mining costs	12.7	13.0	12.2
Processing costs	32.7	33.1	32.3
Overhead	21.4	18.6	24.4
Total cost per tonne ore milled	66.8	64.7	68.9

(1)	For the six-month period ended June 30, 2013

Cost per ounce produced	H1 2013[1]	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)
Mining costs	155	159	149
Processing costs	399	403	394
Overhead	261	227	297
Total cash cost per ounce	815	789	840

(1)	For the six-month period ended June 30, 2013

Mining

A total of 1,070,462 tonnes of material were mined during the second quarter of 2013, which was 32% higher than forecast, with a total of 405,283 tonnes of ore mined at a grade of 2.77 g/t Au. The stripping ratio for the period was 1.64, which was higher than the stripping ratio of 0.98 observed in the first quarter of 2013. A significant amount of waste material mined was required for the ongoing construction of the TMF. The higher strip ratio was also in preparation for Q3 mining activities.

Processing & Engineering

The second quarter of 2013 was consistent with the first quarter of 2013 with some significant improvements experienced in throughput during the latter part of June 2013. Throughput exceeding 4,000 tonnes per day (required to achieve the 1.3Mtpa nameplate design capacity) was observed on some days as compared to below 2,500 tonnes per day prior to the installment of the new equipment as part of the plant expansion project. Recoveries during the second quarter of the year were at an average of 83.4% (compared to 84.5% in Q1 2013) with a head grade of 2.91 g/t Au (compared to 3.04 g/t Au in Q1 2013) and a total of 19,347 (compared to 19,602 ounces in Q1 2013) ounces of gold were produced.

Twangiza Plant Optimization and Expansion

Having commenced the process of upgrading the Twangiza metallurgical plant in the fourth quarter of 2012, work continued with the procurement, manufacture and shipment of major items of equipment and materials required to increase future plant throughput capacity to 1.7Mtpa and optimization of the plant. This expansion is to be completed in Q4 2013.

As part of the plant expansion project, the mineral sizer and, both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter with the sizer being installed later in June 2013.

The operation of the new carbon regeneration kiln has shown continuous improvement of carbon activities and subsequent absorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected. The ultimate goal of these process plant improvements is to increase both throughput and recovery rates. The addition of four new CIL tanks (being installed in Q3 2013) followed by the refurbishment and installation of the six original tanks (scheduled for Q4 2013) is expected to bring recoveries up toward the 90% range when a throughput capacity of 1.7 Mtpa has been achieved.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Equipment required for the new CIL tanks (agitators, inter-stage screens, carbon transfer pumps and second linear trash screen) have recently arrived at site. The equipment is expected to be installed before the end of the third quarter of 2013 once the installation of the new tanks and equipment support structures is complete. The four new CIL tanks are expected to be in operation by the end of the third quarter of 2013 following the electrical reticulation and controls installation.

Once the four new CIL tanks are operational, the six existing smaller CIL leach tanks will be bypassed and the refurbishing of those six tanks, including the replacement of the inter-stage static carbon screens and carbon transfer airlift pumps with electromechanical units and the related commissioning thereof, will commence with completion expected during the fourth quarter of 2013.

The second complete (modular) elution system to accommodate the increase in throughput, at 1.7Mtpa, and increased gold production, as well as supplement the existing aged system currently in operation, is being manufactured and is expected to be shipped during the third quarter, subsequent to which it will be installed and commissioned during the fourth quarter of 2013.

The expansion remains on schedule for completion by the end of Q4 2013.

Sustaining Capital Activities

During the six months ended June 30, 2013 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

•	Resettlement

As of the date of this MD&A, 242 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013. Discussions with the local authorities to find new resettlement sites to facilitate mining at the north pit in 2014 are ongoing.

•	Mine Infrastructure

The finalizing and commissioning of the new fuel storage and metallurgical plant fire suppression system took place during March 2013.

•	Tailings Management Facility

The bulk fill, sand drainage, clay seal and the protective waste curtain were simultaneously extended beyond the design height of the 2 year wall to 2033.5 RL. Bulk filling at the 5 year wall has since received resource deployment with all waste rock from the mine going down to build the dam wall. This is necessary as mining takes advantage of the dry weather and the suitability of the material from the mining operations before the wet season sets in. De-silting of diversion canals has also commenced to open up drains in preparation for the wet season. A total of 314,936 tonnes of clay/bulkfill material was placed on both the wall and toe and 18,947 tonnes of sand was placed on the 2 year wall.

Namoya Mine Development

Development activities for the planned open-pit heap leach gold mine at Namoya continued through the second quarter of 2013 with additional progress expected between the date of this MD&A and the expected completion of the construction efforts in the fourth quarter of 2013, when commissioning is planned to commence.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Key Achievements during the quarter and up to the date of this MD&A

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment and electrical equipment have been placed and both road and sea freighting commenced to site. To date, approximately 60% of the process plant equipment and material has been delivered to site or is on route to site.

•	Resettlement

Four local construction companies were mobilized for resettlement construction. All 207 planned houses have been completed. Construction of two schools, a church, and a market have also been completed. All 207 households have been resettled into their new homes. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed. The resettlement process was completed as expected at the end of the second quarter of 2013.

•	Access Roads

The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. The road construction team that is still deployed is conducting maintenance work.

•	Metallurgical Plant Engineering Design, Earthworks and Construction

The engineering design is 99% complete while the earthworks design has been finalized. Earthworks to the plant site are effectively complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with approximately 55% of overall construction complete. The heap leach pad and ponds, civil construction, and lining works are in progress and expected to be completed by the end of the third quarter of 2013. Mine pit development has commenced at Seketi and stockpiling of low, medium, and high grade ore is in process. Mwendamboko pit mining development is scheduled to be completed and ready for mining by the end of the third quarter of 2013.

•	Plant Construction Materials

Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned. Production of the aggregate and sand required for the process plant civil work is 90% completed with production of aggregate for the TMF and pad under-drains to commence by the middle of the third quarter of 2013.

•	Tailings Management Facility

The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has been completed. Bulk earthworks of the return water dam component for the TMF are 100% complete and bulk excavation works at the TMF basin is 25% complete. The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of 2 years of tailings and is expected to be completed during early fourth quarter of 2013.

•	Personnel Resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be from the second quarter of 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

Exploration

With Banro’s focus being on the enhancements at the Twangiza plant and the development at Namoya, exploration programs have been curtailed with a remaining focus on low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

At Twangiza, a small exploration team conducted geological mapping, rock chip sampling and BLEG (bulk leach extractable gold) stream sediment sampling to delineate previously identified anomalies.

At Namoya, encouraging results from an infill drilling program were released (see Banro press release dated July 15, 2013). The exploration activities in the second quarter of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full feasibility report.

At Lugushwa, a program of rock and soil sampling was conducted during Q2 2013 involving 2,322 auger samples (equivalent to 1,872.30 metres), 64 rock channel samples (roughly 64 metres) and 1,047 soil samples from 42 kilometres of line extended from an existing grid.

At Kamituga, a program of mapping, soil and channel sampling and auger drilling was undertaken in addition to an infill diamond drilling program using an in-house explorer drill rig. In Q2 2013, five drill holes targeting extensions of mineralized zones were completed at the Kibukila prospect; one hole was drilled to test the depth of mineralization in the main target zone at the G22 prospect; and wildcat drilling was conducted at the G15 prospect (366.70 metres) to test three mineralization zones delineated from previous auger and channel sampling.

With respect to regional exploration targets, no ground exploration was undertaken in Q2 2013.

Direct exploration expenditures for the last two quarters of the year are expected as follows:

Exploration and evaluation budget	H2 2013
($000's)
Twangiza project	683
Namoya project	644
Lugushwa project	962
Kamituga project	1,301
Banro Congo Mining SARL	132
3,722

An additional $3.8 million is expected to be spent on support services for the operations in the DRC and included in exploration and evaluation expenses.

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Head of Operations and Projects and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

The Company’s operations for the six-month period ended June 30, 2013 showed a net profit of $3,215, or $0.01 per share, compared to a net loss of $7,641, or $0.04 per share, incurred in the corresponding period in 2012. For the three-month period ended June 30, 2013, the Company reported a net loss of $3,054, or $0.01 per share, compared to a net loss of $4,171, or $0.02 per share, incurred in the corresponding period in 2012. During the three and six-months ended June 30, 2013, significant changes in operating revenue and expenses occurred in the categories described below as compared to the corresponding periods of 2012:

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Production revenue

The Company recognized $24,484 and $57,653 of gross revenue from the sale of 18,252 and 38,708 ounces of gold, respectively, during the three and six-month period ended June 30, 2013. There are no available comparative figures for the corresponding periods in 2012 as the Company did not have any operating mines in the commercial production phase during that period. All pre-production revenue had been recognized as a reduction of expenses capitalized to the mine under construction asset on the Company’s statement of financial position.

Production costs

As per the description above, there are no available comparative figures for the three and six months ended June 30, 2013 as the Company did not have any operating mines in the commercial production phase for the corresponding periods in 2012. Mine operating costs for the three months ended June 30, 2013 and March 31, 2013 were as follows:

Production Costs	Q2 2013	Q1 2013
	($000's)	($000's)
Raw materials and consumables	7,562	7,339
Salaries	3,983	4,090
Contractors	2,691	2,355
Other	1,029	2,691
	15,265	16,475

During the second quarter of 2013, other expenses within production costs decreased significantly as compared to the first quarter of 2013 as a result of adjustments for quarter-on-quarter movements in gold ore inventory comprising stockpile ore, gold-in-process, and gold bullion inventory.

General and administrative expenses

General & Administrative expenses	Q2 2013	change	Q2 2012
	($000's)	(%)	($000's)
Salaries and employee benefits	4,199	594%	605
Consulting, management, and professional fees	262	(4%)	274
Office and sundry	227	(27%)	310
Depreciation	12	9%	11
Other	698	28%	544
	5,398	210%	1,744

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

General & Administrative expenses	H1 2013[1]	change	H1 2012[1]
	($000's)	(%)	($000's)
Salaries and employee benefits	4,762	235%	1,420
Consulting, management, and professional fees	549	8%	509
Office and sundry	627	(17%)	751
Depreciation	25	67%	15
Other	1,270	22%	1,038
	7,233	94%	3,733

(1)	For the six-month periods ended June 30, 2013 and 2012

General and administrative expenses increased to $5,398 and $7,233, respectively, for the three and six months ended June 30, 2013 compared to $1,744 and $3,733 incurred during the corresponding periods in 2012. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits increased to $4,199 and $4,762 during the three and six months ended June 30, 2013 from $605 and $1,420 incurred during the corresponding periods of 2012, mainly as a result of the settlement reached with the Company’s former CEO in connection with his departure from the Company (see “Related Party Transactions” below).

Office and sundry

Office and sundry expenses decreased to $227 and $627 during the three and six months ended June 30, 2013 from $310 and $751 incurred during the corresponding periods of 2012. The decrease for both periods is primarily a result of the costs related to the sourcing of senior management personnel in 2012 which did not occur in 2013.

Other

Other expenses, which increased 28% and 22% for the three and six-month period ended June 30, 2013 as compared to the corresponding periods of 2012, include travel and promotion and contributions to the Banro Foundation. Banro Foundation contributions from the Twangiza mine were previously capitalized to the mine under construction asset. There was a greater frequency of travel and promotion expenses incurred during the first six months of 2013 compared to 2012 in order to facilitate various management changes and other longer-term cost containment initiatives within the Company.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three and six months ended June 30, 2013 decreased to $921 and $2,600, respectively, from $1,794 and $3,146 recorded during the three and six months ended June 30, 2012. Although an increase in share-based payment expenses was observed in the first quarter of 2013, the three and six month periods ended June 30, 2013 show a decrease compared to 2012 as the vesting period of stock options issued to employees, directors and officers of the Company during the year ended December 31, 2012 had passed and various employees of the Company forfeited options as a result of the cessation of their respective employment. The inclusion of share-based compensation that was formerly capitalized to the mine under construction asset on the Company’s statement of financial position is also now included in the Company’s statement of comprehensive income/(loss).

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the first six months of 2013, the Company incurred exploration and evaluation expenditures of $10,464 (compared to $15,018 for the corresponding period in 2012) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Exploration and evaluation expenditures	Q2 2013	change	Q2 2012
	($000's)	(%)	($000's)
Twangiza project	1,564	10%	1,418
Namoya project	1,242	(54%)	2,693
Lugushwa project	1,474	(4%)	1,538
Kamituga project	1,671	(19%)	2,051
Banro Congo Mining SARL	19	19%	16
	5,970	(23%)	7,716

Exploration and evaluation expenditures	H1 2013[1]	change	H1 2012[1]
	($000's)	(%)	($000's)
Twangiza project	2,899	4%	2,792
Namoya project	2,285	(57%)	5,319
Lugushwa project	2,525	(16%)	3,000
Kamituga project	2,718	(30%)	3,864
Banro Congo Mining SARL	37	(14%)	43
	10,464	(30%)	15,018

(1)	For the six-month periods ended June 30, 2013 and 2012

Generally, there have been significant reductions to the budget for exploration activities for fiscal 2013 as compared to fiscal 2012, and this general trend will be observed throughout 2013 such that current year expenses will be lower than corresponding periods in 2012 commensurate with a focus on operational improvements at Twangiza and development at Namoya.

Mine development expenditures

During the first six months of 2013, the Company incurred development expenditures of $77,732 (first six months of 2012 - $87,199) with respect to the development of the Namoya Mine which is capitalized in the consolidated statement of financial position as mine under construction asset. The Twangiza project accounted for approximately 70% of the mine development expenditures in the first half of 2012 as the Namoya mine development had just commenced during that period. The allocation of such expenditures was as follows:

*includes expenditures on Twangiza and Namoya

Mine Development Expenditures	H1 2013[1]	H1 2012[1]
	Namoya	Total[2]
	($000's)	($000's)
Mine development expenditures	77,732	87,199
Pre-production commercial revenue	-	(53,704)
Net expenditures	77,732	33,495

(1) For the six-month periods ended June 30, 2013 and 2012

(2) includes expenditures on Twangiza and Namoya.

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2013. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011

Revenues	24,484	33,169	33,939	8,692	-	-	-	-

Earnings from mine operations	2,533	10,954	11,733	702	-	-	-	-

Net Income/(loss)	(3,054)	6,269	5,874	(2,794)	(4,171)	(3,470)	(2,883)	(2,805)

Earnings/(loss) per share, basic ($/share)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)

Earnings/(loss) per share, diluted ($/share)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)

The Company recorded revenues of $24,484 for the three month period ended June 30, 2012, compared to $33,169 for the first quarter of 2013. The lower revenues are primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO (see “Related Party Transactions”below) reduced the Company’s earnings from mine operations to a net loss for the quarter. During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs. During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter of 2012, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Gold Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter of 2012. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012. The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter. The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which, as compared to the fourth quarter of 2011, was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employee benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883, which was consistent with the loss recorded in Q3 of 2011.

Liquidity and Capital Resources

As at June 30, 2013, the Company had cash and cash equivalents of $43,182 compared to cash and cash equivalents of $27,049 as at December 31, 2012. During the first six months of 2013 the Company completed a financing, which significantly improved the Company’s liquidity position. However, as a result of the decline of the spot price of gold during the first six months of 2013, the Company’s net cash flow expected from the Twangiza Gold Mine to fund its operations has consequently been reduced, including the ability to generate excess cash to fund the construction of the Namoya Mine.

During the first six months of 2013 the establishment of credit facilities for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility is repayable in six equal monthly installments, renegotiated to start in January 2014 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

During the six month period ended June 30, 2013, the Company spent $11,859 in cash for exploration and evaluation expenditures (and support services in the DRC) and $71,559 in cash for the development of the Namoya Mine (compared to $14,488 spent on exploration and evaluation expenditures and $79,909 spent on the development of the Twangiza and Namoya mines during six month period ended June 30, 2012, offset by $53,704 of pre-production revenue). In addition, during the six months ended June 30, 2013 the Company spent $19,366 on capital assets (compared to $3,054 spent during the corresponding period in 2012) to carry on its projects in the DRC.

Based on the revenues expected to be generated from the Company’s Twangiza Mine, together with the Company’s existing cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2013 operating budget. The net proceeds from the Company’s financing described earlier in this MD&A together with planned additional credit facilities are expected to fund the remainder of the Company’s budget and to facilitate the completion of the construction of the Namoya Mine.

Should the Company has experience further production shortfalls at Twangiza, equipment breakdowns, cost overruns or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options which could include, but are not limited to, additional renegotiation of bank debt repayment schedules, bridge or additional short term loans (allowable within the limits of the Company’s existing Note Indenture), and equipment financing. Project costs not essential to the commencement of production at the Namoya Mine are being reviewed and may be deferred to 2014 when the Company is expected to observe an improvement in its liquidity position with the funds generated from two operating mines.

The Company is currently arranging additional credit facilities with DRC-based commercial banks to supplement available credit if, and when, needed for the completion of the Namoya Mine. There is no assurance that such financing will be available on acceptable terms, if at all.

In the Company’s prospectus dated April 15, 2013, the Company provided a listing of the expected use of proceeds from its April 2013 financing. The table below provides a comparison of the Company’s actual disbursement of said funds as at June 30, 2013 as compared to the proposed use of proceeds presented in the Company’s April 15, 2013 prospectus:

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Use of Proceeds	Actual	Prospectus
	($000's)	($000's)
Development costs of Namoya project	56,939	76,000
Administrative and general expenses	9,388	24,000
	66,327	100,000

Contractual Obligations

The Company’s contractual obligations as of June 30, 2013 are described in the following table:

Contractual Obligations	Payments due by period

	Total	Less than one year	One to three years	Four to five years
	($000's)	($000's)	($000's)	($000's)
Operating leases	236	67	169	-
Bank loans	30,000	18,750	11,250
Long-term debt	175,000	-	-	175,000
Long-term debt interest	70,000	17,500	52,500	-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six-month periods ended June 30, 2013 and 2012 was as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	1,335	760	2,337	4,606
Other benefits	14	25	39	53
Employee retention allowance	57	5	107	70
Share-based payments	-	522	-	9,018
Other long-term employee benefits	3,014	-	3,014	-
	4,420	1,312	5,497	13,747

During the three and six-month periods ended June 30, 2013, directors fees of $64 and $123, respectively (three and six-month period ended June 30, 2012 - $64 and $136, respectively) were paid to non-executive directors of the Company.

Other long-term employee benefits of $3,014, comprises the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and is payable over 35 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

During the three and six-month periods ended June 30, 2013, legal fees of $882 and $1,251 (three months and six-month periods ended June 30, 2012 - $137 and $672, respectively), incurred in connection with the Company’s preferred and common share financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at June 30, 2013, the balance of $627 (December 31, 2012 - $66) owing to this legal firm was included in accounts payable.

During the three and six-month periods ended June 30, 2013, the Company incurred common expenses of $15 and $83, respectively (three and six-months periods ended June 30, 2012 - $99 and $136, respectively) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2013, an amount of $101 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six-month periods ended June 30, 2013, the Company incurred common expenses of $6 and $66, respectively (three and six-month periods ended June 30, 2012 - $176 and $192, respectively) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at June 30, 2013, an amount of $nil (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six-month periods ended June 30, 2013, $5 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC. As at June 30, 2013, an amount of $1 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate in the statement of financial position.

	June 30, 2013	December 31, 2012
	($000's)	($000's)
Due from related parties	101	97
Due to related party	627	66

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed financial statements included the following:

Estimates

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments

Commercial production

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use

•	the ability to produce a saleable product

•	the ability to sustain ongoing production at a steady or increasing level

•	the mine has reached a level of pre-determined percentage of design capacity

•	mineral recoveries are at or near the expected production level

•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/(loss) during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, the IFRS Interpretations Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Financial Instruments

Fair value of financial assets and liabilities

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it currently does not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). During the three and six month periods ended June 30, 2013, the Company recorded a foreign exchange loss of $638 and $431, respectively, and $101 and $13, respectively, during the corresponding periods in 2012 due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 24(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, all other financial obligations of the Company including accounts payable of $33,627, accrued liabilities of $12,810, bank loans of $18,750 and due to related parties of $627 are due within one year.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company's mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 26, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 13, 2013, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 13,946 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015).

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the six month period ended June 30, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
Management’s Discussion and analysis - Second quarter 2013

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a production basis.

The Company defines all-in cash costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs (excluding exploration). All-in cash cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

The Company is currently evaluating the guidance note provided by the World Gold Council in June 2013 on all-in sustaining cash costs and all-in costs to determine its potential adoption and specific application to the Company’s Twangiza Mine.

Cash cost	Q2 2013	Q1 2013
	($000's)	($000's)
Mine operating expenses	21,951	22,215
Less: Depletion and depreciation	(6,686)	(5,740)
Total cash costs	15,265	16,475
Gold production (oz)	19,347	19,602
Cash cost per ounce ($/oz)	789	840

All-in cash cost	Q2 2013	Q1 2013
	($000's)	($000's)
Mine operating expenses	21,951	22,215
Less: Depletion and depreciation	(6,686)	(5,740)
Total cash costs	15,265	16,475
Sustaining capital	5,738	5,889
All-in cash costs	21,003	22,364
Gold production (oz)	19,347	19,602
All-in cash cost per ounce ($/oz)	1,086	1,141

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